RUNNING RIGHT

JOY
FOUNDATION
COAL WEST INC.
CHRISSY KAPLAN

Alpha Natural Resources

FOUNDATION COAL
HOLDINGS, INC.

Alpha Natural Resources – Foundation Coal Merger
Roadshow Presentation
June 2009
Filed by Foundation Coal Holdings, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Alpha Natural Resources, Inc.
Commission File No.: 1-32423

Forward Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties.  Alpha Natural Resources, Inc. (“Alpha”) and
Foundation Coal Holdings, Inc. (“Foundation”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Foundation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Foundation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Alpha’s and Foundation’s filings with the SEC, which are available at the SEC’s web site
Additional Information and Where to Find It
In connection with the proposed merger, Foundation will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Alpha and Foundation that also constitutes a prospectus of Foundation.  Alpha and Foundation will mail the joint proxy statement/prospectus to their respective stockholders.  Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Alpha and Foundation by accessing Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing Foundation’s website at
www.foundationcoal.com under the tab “Investors” and then under the heading “Financial Information and SEC Filings”.
Participants in the Solicitation
Alpha, Foundation and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Alpha’s executive officers and directors in
Alpha’s definitive proxy statement filed with the SEC on April 3, 2009.  You can find information about Foundation’s executive officers and directors in their definitive proxy statement filed with the SEC on April 3, 2009.  You can obtain free copies of these documents from Alpha or Foundation using the contact information above.
with the SEC at the SEC’s website at
www.sec.gov.
The joint proxy statement/prospectus (when it is available) and the other documents may also be obtained for free
http://www.sec.gov.
Alpha and Foundation disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Transaction Summary
Per Share Consideration
Foundation stockholders to receive 1.084 Alpha shares for each Foundation share
Transaction value of $2.0 billion, including $530 million of net debt
(1)
Combined enterprise value of $4.0 billion
Premium
Exchange ratio represents a 37% premium to Foundation stockholders based on the
5-day average closing prices as of 5/08/09
Structure
All-stock, tax-free merger
Pro forma shares outstanding: 121 million basic, 123 million fully diluted
Pro Forma Ownership 59% Alpha / 41% Foundation, based on fully-diluted basis
Closing Conditions
Regulatory approvals, including HSR clearance
Alpha and Foundation stockholders’ approval
No financing condition (plan in place to preserve Foundation debt)
Board of Directors 10 members: 6 from Alpha; 4 from Foundation; 7 of which are independent
Headquarters Abingdon, VA
Name Alpha Natural Resources, Inc.
Timing Transaction expected to be completed second half of 2009
(1)  Market data as of announcement on 5/11/09.

Increases scale and scope, creating a premier U.S. coal company
Diversifies operating risk and balances product mix through national footprint
Combines quality reserves, creating fourth-largest reserve base in U.S.
Blends operations well-suited to cope with near term markets and benefit from price recovery
Ensures strong near-term cash flow supported by favorable committed position
Produces  substantial annual synergies—conservatively estimated at $45 mm—beginning in 2010
Positions company for growth, with strong balance sheet and substantial liquidity
Joins two experienced management teams with complementary values and established track records
Compelling Strategic Rationale

RUNNING RIGHT

Alpha Natural Resources

FOUNDATION COAL HOLDINGS, INC.

Northern Appalachia
Central Appalachia
Illinois Basin
Powder River Basin
Foundation Coal - The Right Partner
Production Capacity 55.0
2008 Shipments 49.2
Reserves 760
Reserves 26
Production Capacity 17.3
2008 Shipments 17.9
Reserves 800
Production Capacity 25.0
2008 Shipments 32.1
Reserves 762
Note:  Pro forma figures as of 12/31/08.
(Pro forma combined operations - all figures in millions of tons)

Creating a Premier U.S. Coal Company
Source:  Company filings.
(1)  Market data as of 5/29/09.  Pro forma ANR at transaction exchange ratio.
(2) Based on Alpha Natural Resources, Inc. Reported EBITDA and Foundation Coal Corporation Adjusted EBITDA.
LTM 3/31/09 Production
(mm tons)
Market Capitalization
(1)
($ in billions)
LTM 3/31/09 Revenue ($ in billions)
LTM 3/31/09 EBITDA
(2)
($ in millions)
6
Pro
Forma
ANR
Pro
Forma
ANR
Pro
Forma
ANR
Pro
Forma
ANR
223.2
133.1
68.3
64.9
42.5 41.8
26.4
23.1
17.8
11.4
7.5
91.5
BTU ACI FCL CNX MEE PCX ARLP ANR ICO JRCC WLT
$6.8
$4.8
$3.1
$3.0
$2.5
$1.9
$1.7
$1.5
$1.2
$1.1
$0.6
$4.2
BTU CNX MEE ACI ANR PCX FCL WLT ARLP ICO JRCC
$9.1
$7.4
$2.7
$2.0 $2.0
$1.7
$1.3
$0.7
$0.6
$0.5
$3.3
BTU CNX ACI ANR MEE WLT FCL PCX JRCC ICO
$1,891
$1,252
$675
$657
$544
$430
$297 $295
$157
$63
$49
$725
BTU CNX ACI MEE WLT ANR ARLP FCL ICO JRCC PCX

ILB
26 mt
PRB
760 mt
CAPP
762 mt
NAPP
800 mt
Steam
85.8 mt
Met
13.4 mt
A Diversified National Footprint
2008 Pro Forma Mining Methodology Mix
2008 Pro Forma Production = 93.0 mt 2008 Pro Forma Coal Sales = 99.2 mt
2008 Pro Forma Reserves = 2.3 bt
Geographical diversification smoothes demand
variations between regions
Thermal business provides stability to sales portfolio
Adds to Alpha’s leading met position in U.S.
Diverse, high quality reserves enhance blending capabilities
Large NAPP/PRB mines complement smaller CAPP mines
Most diversified mining portfolio, with 35 underground
mines, 24 surface mines and 14 preparation and
blending plants
7
14%
86%
20%
15%
12%
53%
PRB
49.2 mt
NAPP
17.0 mt
CAPP
26.8 mt
29%
18%
53%
35%
32%
32%
1%
Surface - West
49.2 mt
Surface - East
11.6 mt
Long - Wall
13.7 mt
Continuous
Miner
18.4 mt

Complementary Core Values
Conduct business ethically, honestly and with integrity
Safe practices are essential; employees are our most valuable resource
Strive for excellence and continuous improvement
Be a good citizen to the community and the environment
Customer satisfaction is our primary business focus
Work as a team
Treat all stakeholders with respect and dignity

Meaningful Combined Organic Growth Profile

Project Resource Capacity Comments
PRB Expansion
(Phase III)
n/a 65 mtpy Expand capacity by 10 mtpy as conditions warrant
Achieved through additional truck/shovel equipment
Belle Ayr LBA 200 mt n/a LBA sale expected in 2010
Foundation Mine ~420 mt 7-14 mtpy
(Pitt #8 longwalls)
3 mtpy
(Sewickley CM)
Will sustain NAPP production as Emerald depletes (2018),
and later Cumberland (mid 2020s)
Expansion opportunity up to 3mtpy in Sewickley seam
Freeport Mine ~73 mt 3 mtpy Will produce high quality, high vol met coal
Incremental growth opportunity (not replacement)
Harts Creek Mine ~95 mt 2-3 mtpy Located near Laurel Creek loadout and prep plant
Up to 4 underground supersections
Deep Mine 41 ~34 mt 1.1 mtpy High quality met or steam
Belt directly to prep plant
Deep Mine 37 ~5.8 mt ~540 ktpy High quality met or steam
Dual rail loading capability (CSX, NS)

Freeport Project Details
Located in NE Greene County, PA approximately 10 miles NE of Waynesburg
Coal will be mined from the Freeport seam containing high quality metallurgical grade coal
The reserve area contains approximately 73 million tons of controlled reserves
Adjacent reserves could add approximately 45 million tons of similar quality
Projected production of ~3 million clean tons per year, utilizing continuous miner technology
Monongahela River location provides significant transportation and cost advantage
Initial production could begin in 2012 with full production expected 1-2 years later

75%
74%
66%
66%
64%
59%
49%
48%
40%
BTU ICO PF ANR ACI PCX MEE JRCC CNX WLT
Favorable Near-Term Committed Position
Percentage Planned Sales Committed and Priced 2010 Committed Position vs. Peer Group
(1)
(1)  Based on midpoint of company guidance.
100%
80%
59%
57%
10%
97%
2009 Pro Forma 2010 Pro Forma
Western Thermal Eastern Thermal Eastern Met

RUNNING RIGHT

5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2030
Today
Petroleum
Renewables
Natural Gas
Nuclear
Coal
5500
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
2030
The U.S.
without
coal
?
Petroleum
Renewables
Natural Gas
Nuclear

800
700
600
500
400
300
200
100
0
Quadrillion Btus
2005
2010
2015
2020
2025
2030
Petroleum
Natural Gas
Coal
Nuclear
Other

760
750
765
780
793
806
600
650
700
750
800
850
2008 2009E 2010E 2011E 2012E 2013E
U.S. Net Internal Power Demand (GW)
Global Crude Steel Production (mt)
1,466
1,194
1,225
1,268
1,319
1,377
500
700
900
1,100
1,300
1,500
2008 2009E 2010E 2011E 2012E 2013E
(0.6%) +2.0% +2.0% +1.7% +1.7%
(1.0%) +2.6% +3.5% +4.0% +4.4%
Attractive Long-Term Coal Fundamentals
12
Source: Wall Street research.
Source: AME.
U.S. Electricity Generation (bn of KWh by fuel source)
Source: DOE and Energy Information Administration, 2009 Early Release.
Source: Energy Information Administration, IEO 2008 Forecast.
World Primary Energy Consumption
(18.5%)
(1.3%)

RUNNING RIGHT

5,000
4,000
3,000
2,000
1,000
0
1970 1973 1976 1979 1982 1985 1988 1991 1994 1997 2000 2003 2006 2009 2012 2015 2018 2021 2024 2027 2030
Net Generation
Projected Demand

Unyielding Growth in U.S. Electricity Demand

U.S. electricity generation, while slowing for the third time in 30 years, is set to resume its historical growth trend.
U.S. Electricity Net Generation and Projected Demand (kWh in billions)
Source:  EIA.
Yellow shaded areas represent recessionary periods

Known Met Coal Deposits Relatively Scarce

Known potential sources of new supply necessary to meet forecast demand are limited and challenged.
Western
Canada
Appalachia
Bowen Basin
Moatize
(Mozambique)
Tavan Tolgoi
(Mongolia)
Maruwai
(Indonesia)
Elga (Russia)
Potential new supply
Existing supply

RUNNING RIGHT

JOY
FOUNDATION
COAL WEST INC.
CHRISSY KAPLAN

Alpha Natural Resources

FOUNDATION COAL
HOLDINGS, INC.

Financial Highlights

Alpha Debt
Cancel $375mm revolver and repay $233 mm Term Loan B with cash
Maintain $288 mm convertible notes
Foundation Debt
Maintain $500 mm revolver and $302 mm Term Loan A, but amend select non-
financial covenants
94% of participating lenders consented to the amendment on 5/22/09
Amendment eliminates capex limitation and increases accordion feature of revolver to $200 mm
Maintain $298 mm senior notes, and modify select covenants via consent solicitation
Creating an optimal capital structure, using a portion of Alpha’s cash balance and preserving Foundation’s debt.
Transaction is not subject to financing.
Comprehensive Financing Strategy

Low Leverage and Strong Liquidity
The new Alpha will have leverage of approximately 1.2x and cash and borrowing capacity of approximately $750 mm at announcement.
17
($ in millions)
Maturity Alpha Foundation Pro Forma
Cash & Equivalents $693 $70 $409
$500 mm Foundation Revolving Credit Facility Jul-2011 $0 $0 $0
Foundation Term Loan A Jul-2011 -- 302 302
Alpha Term Loan B Oct-2012 233 -- --
Alpha 2.375% Convertible Notes Apr-2015 288 -- 288
Foundation 7.25% Senior Unsecured Bonds Aug-2014 -- 298 298
Other Debt 13 0 13
Total Debt $534 $600 $900
Liquidity and Credit Statistics
Cash & Equivalents $693 $70 $409
Revolver and A/R Securitization Facility 460 500 585
Less: Letters of Credit Outstanding (80) (171) (251)
Total Liquidity $1,073 $398 $743
Total Debt / LTM Reported EBITDA 1.2x 2.0x 1.2x
LTM EBITDA
(1)
$430 $295 $725
As of 3/31/2009
Note:  LTM data as of 3/31/09.
(1)  LTM EBITDA based on Alpha Natural Resources, Inc. Reported EBITDA and Foundation Coal Corporation Adjusted EBITDA.

Industry Leading Liquidity and Leverage Position
Further strategic growth opportunities – organic or M&A – would be actionable due to excellent liquidity and low leverage.
Source: Company filings.  Balance sheet data as of 3/31/09.
(1) Calculated as cash and cash equivalents plus revolver, A/R and CP facility availability, which is capacity less borrowings and LC usage.
(2)  Potential revolver accordion exercise of up to $200 mm and A/R facility upsize of up to $65 mm.
(3)  Based on Alpha Natural Resources, Inc. Reported EBITDA and Foundation Coal Corporation Adjusted EBITDA.
Liquidity – Cash & Revolver Capacity
(1)
($ in millions)
18
Leverage – Total Debt/LTM EBITDA
(2)
(3)
5.8x
2.9x
2.5x
2.2x
2.1x
1.5x
0.8x
0.4x
1.2x
PCX ICO JRCC MEE ACI BTU Pro
Forma
ANR
CNX WLT
$2,027
$666
$565
$529
$380
$98
$93
$26
$743
$1,008
BTU Pro
Forma
ANR
MEE ACI CNX WLT PCX ICO JRCC

Strong Track Record of Free Cash Flow
Both Alpha and Foundation have a strong track record of free cash flow generation.  Free cash flow provides source of funds for acquisitions and organic growth.
Source: Company filings.  Balance sheet data as of 3/31/09.
Note: Free cash flow defined as operating cash flow, less capital expenditures, less LBAs.
LTM 3/31/09
Free Cash Flow vs. Peers ($ in millions)
19
Historical Free Cash Flow ($ in millions)
Alpha
Foundation
LTM
3/31/09
MEE
$78
$99
$320
$44
$38
$67
$41
$88
$71
$117
$166
$361
$27
$338
$426
2005 2006 2007 2008
$985
$320
$158
$426
($79)
($351)
($52)
($50) ($2)
BTU Pro
Forma
ANR
WLT ACI ICO JRCC CNX PCX MEE

Meaningful Combined Synergies
Source: Alpha management.
Blending and mix optimization; freight savings; export terminal operations
Initial annual net synergies conservatively estimated at $45 million at full run-rate, with additional potential synergies to be determined post-close.
20
Marketing
Purchasing
Administrative
Capital equipment; strategic supply sourcing; other services
Audit, consulting and professional services; insurance; corporate governance
TBD
Potential synergies in: supply logistics; steam-met swaps; contract review/optimization; improved commodity trading strategies; prep plant optimization; unexplored blending opportunities; etc.

RUNNING RIGHT

Alpha Natural Resources

FOUNDATION COAL
HOLDINGS, INC.

Robust Financial Outlook
Source: Alpha management.
(1) GAAP EPS accretion impact subject to final determination of purchase price and fair value of net assets acquired at date of closing.
Expected to be accretive to Alpha’s 2010 EPS and CFPS
(1)
2010 Management Estimates
21
Synergies Total
Production (mt) 22 - 24 70 - 74 -- 92 - 98
Revenue ($ bn) $1.8 - $2.2 $1.6 - $2.0 -- $3.4 - $4.2
EBITDA ($ mm) $375 - $425 $470 - $530 $45 $890 - $1,000
Capital Expenditures ($ mm) $110 - $135 $240 - $290 -- $350 - $425

Potential Value Through Multiple Expansion
Firm Value / 2010E EBITDA
Source: FactSet, company filings and Wall Street consensus estimates as of 5/29/09.
Note:  Pro Forma 2010E EBITDA based on midpoint of management 2010E EBITDA estimate.
Note: Diversified Producers includes BTU, CNX and ACI.
Note: CAPP Producers includes ICO, JRCC, MEE, PCX and WLT.
(1)  Based on three year average of 2-year forward multiple prior to Lehman bankruptcy (9/15/08).
Illustrative Analysis
Implied Change
Illustrative Change in Pro Forma
in Multiple Alpha Stock Price
+0.5x 14%
+1.0x 29%
+1.5x 43%
+2.0x 57%
22
Current Multiple (5/11/09) Historical Multiple
(1)
7.9x
6.7x
4.0x
6.7x
5.5x
Average Diversified
Producer
Average CAPP
Producer
Pro Forma ANR

Increases scale and scope, creating a premier U.S. coal company
Diversifies operating risk and balances product mix through national footprint
Combines quality reserves creating fourth-largest reserve base in U.S.
Blends operations well-suited to cope with near term markets and benefit from price recovery
Ensures strong near-term cash flow supported by favorable committed position
Produces  substantial annual synergies—conservatively estimated at $45 mm—beginning in 2010
Positions company for growth, with strong balance sheet and substantial liquidity
Joins two experienced management teams with complementary values and established track records
Compelling Strategic Rationale

Alpha Natural Resources – Foundation Coal Merger